SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 9, 2005

333-115865-06

Inmarsat Group Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Group Limited

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road, London

United Kingdom, EC1Y 1AX

(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

20-F     ☒        40-F     ☐

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-

Indicate by check mark whether the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):-

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐         No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SUCCESSFUL LAUNCH FOR SECOND INMARSAT-4 SATELLITE

British company launches one of the world’s largest and most sophisticated commercial communications satellite, cementing its position as the world leader in mobile satellite communications

8th November 2005 – Inmarsat (LSE:ISAT), the leading provider of global mobile satellite communications, today launched its second Inmarsat-4 satellite, one of the largest and most sophisticated commercial satellites ever launched. The satellite was launched from the Sea Launch platform at an equatorial location in the Pacific Ocean at 2.07pm today. It is the second in a planned two-satellite constellation, representing an eight-year development and $1.5 billion investment from Inmarsat, which will support the company’s existing and next-generation broadband services.

The successful launch demonstrates Inmarsat’s commitment to defining the communication networks of tomorrow and strengthens the company’s position as a true technological pioneer.

The Zenit-3SL rocket used in the launch is one of the few systems capable of lifting the I-4 satellite – the size of a London double-decker bus and weighing six tons – into geostationary transfer orbit. The I-4, along with its sister craft launched earlier in the year, enables Inmarsat’s vision of delivering broadband connectivity almost anywhere in the world, providing coverage for over 85% of the world’s landmass – including the Americas, Europe, Africa, the Middle East, the Indian sub-continent, most of Asia Pacific, and Western Australia – covering 98% of the world’s population.

Andrew Sukawaty, CEO and chairman of Inmarsat, said: “The successful launch of the second I-4 satellite means that Inmarsat now has the world’s most sophisticated commercial network for mobile voice and data services. It will support an unprecedented evolution of our services – more than doubling the bandwidth available to our mobile users. It marks the beginning of a new era for Inmarsat, in which we expect to roll out a new range of global mobile services to government, aid, and enterprise users.”

Inmarsat satellites are currently relied on by the world’s shipping, oil exploration, defence and aviation industries to service their communications needs. Inmarsat is also the communications channel of choice for the media when reporting from the world’s danger zones and for NGOs, government agencies and the United Nations when coordinating rescue efforts, such as for the recent earthquake in south Asia and Hurricane Katrina in southern USA.

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Forward-looking Statements

Certain statements in this announcement constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from those projected in the forward-looking statements. These factors include: general economic and business conditions; changes in technology; timing or delay in signing, commencement, implementation and performance of programmes, or the delivery of products or services under them; structural change in the satellite industry; relationships with customers; competition; and ability to attract personnel. You are cautioned not to rely on these forward-looking statements, which speak only as of the date of this announcement. We undertake no obligation to update or revise any forward-looking statement to reflect any change in our expectations or any change in events, conditions or circumstances.

About Inmarsat

Inmarsat plc is the leading provider of global mobile satellite communications. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air. The company’s services are delivered through a world-class network of leading telecom groups. The company is quoted on the London Stock Exchange, with the ticker symbol “ISAT”. For the year ended 31 December 2004, group revenue was $480.7 million, with operating profit of $159.1 million. More information can be found at http://www.inmarsat.com/.

For more information, please contact:

Chris McLaughlin Vice President, Corporate Affairs Inmarsat Tel: +44 20 7728 1015 Mob: +44 7796 276 033 Email: chris_mclaughlin@inmarsat.com	John Warehand PR Manager Inmarsat Tel: +44 20 7728 1579 Mob: +44 7739 778 128 Email: john_warehand@inmarsat.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INMARSAT GROUP LIMITED

Date: November 9, 2005	By:	/s/ ALISON HORROCKS
Alison Horrocks
Company Secretary